Exhibit T3A.76

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 10:00 AM 12/11/2000 001619082 – 3327887

CERTIFICATE OF FORMATION

OF

CBL/EASTGATE II, LLC

1. The name of the limited liability company is: CBL/Eastgate II, LLC

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. The latest date on which the limited liability company is to dissolve is December 31, 2050.

4. The limited liability company shall engage in and transact any and all lawful business activities permitted limited liability companies under the laws of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of CBL/Eastgate II, LLC this 7th day of December, 2000.

By:	/s/ Jeffery V. Curry
Jeffery V. Curry,
Organizer